Exhibit 5.1

Date: November 25, 2009

Michelle Lacko, Esq.
Staff Attorney, Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, NE

Washington, DC 20549

RE:

Skreem Inc.

Amendment No.4 to Registration Statement on Form S-1

Filed: November 25, 2009

File No. 333-156952

Dear Ms. Michelle Lacko:

We received your letter of July 3, 2009, containing comments prepared by the Staff of the Division of Corporation Finance of the Securities and Exchange Commissions, which pertain to the Registration Statement, and we hereby submit the following responses to the numbered comments

Enclosed herewith for filing on behalf of Skreem Studios, Inc. (the “Company”), pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 3 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Amendment No. 2 to Form S-1, as filed with the Securities and Exchange Commission on November 12, 2009.

Prospectus

Outside Front Cover Page

1.

“We note your response to prior comment 5; however, please delete the parenthetical reference to ‘a range’ in the second paragraph under the heading Market for the Shares or advise us why you believe such a disclosure is necessary.”

Issuer Action:

Deleted ‘a range.’

Determination of Offering Price, page 1

2.

“We note your response to prior comment 7; however, please revise to provide more detail and clarity regarding how you will generate revenues through ‘producer services provided by sub-contracted independent producers.’  Also, we note your disclosure on page 12 regarding licensing.  Please revise to discuss your licensing agreements with music production and distribution companies. ”

Issuer Action:

Issuer has removed all references to sub-contracting independent producers.  Issuer currently has no agreements with music production and distribution companies.  Rather, Issuer plans to grant rights to these types of companies in the future, as forward-looking.

We May Continue to Lose Money … page 2

3.

“We note your disclosure here that the Boot Camp would not add any additional costs to operation.  We also note your disclosure in the seventh sentence in your MD&A on page 15 that there are no inherent costs to the school ‘unless there is a session’.  Please provide more detail and clarity here and in your MD&A regarding the additional operating costs when school is in session.  Also, please revise here and in your MD&A to clarify how advertising will serve a duel purpose for Studio and Boot Camp ”

Issuer Action:

Issuer has removed all references to the Boot Camp, as it is no longer a viable business operation plan.

Current Economy Conditions May Impact Our Commercial Success … page 3

4.

“We note your response to prior comment 11; however, please provide additional detail and clarity regarding the ‘other outside sources of capital’ from which you may seek additional funds, including examples of these other sources.  Disclose whether you have had discussions with any funding sources regarding financing, including any specific steps you have taken to date to obtain financing.”

Issuer Action:

Issuer has noted that there are no arrangements or correspondence with any outside sources.

Use of Proceeds, page 6

5.

“We note your response to prior comment 12; however, please provide us with analysis explaining why you believe that re-labeling the third column ‘Least’ indicates that such an amount is not a minimum (or the least amount) of shares that you will sell in your direct offering, and, therefore, the least amount of net proceeds that will be raised.  Alternatively, delete the third column in the Use of Proceeds table.”

Issuer Action:

Issuer has deleted the third column of the Use of Proceeds table containing “Least”.

6.

“We note your response to prior comment 13 and reissue.  Please revise to discuss anticipated sources of alternative funding in the event that substantially less than the maximum proceeds are obtained.”

Issuer Action:

Issuer has noted that if substantially less than the maximum proceeds are obtained, the majority shareholder, Jeffrey Martin, is committed to funding the project until profitability.

Dilution, page 7

7.

“We note your response to prior comment 14; however, please revise your disclosure under the heading Dilution to state the net tangible book value per share before the distribution.”

Issuer Action:

Issuer has revised the dilution table to show the net tangible book value per share prior to the distribution.

Skreem Studios, Inc. page 12

8.

“We note your response to prior comment 17; however, please revise your disclosure to clearly state that you have not generated a significant amount of revenue from your video conferencing services or delete the reference to this service.

Issuer Action:

Issuer has removed all references to the video conferencing services.

9.

“We note your response to prior comment 19 and reissue.  We were unable to locate the additional description of your video recording and editing service.  Please advise or revise your disclosure under this heading to provide such disclosure.  Also, if this is part of your planned expansion as discussed elsewhere, please disclose such intention and discuss your strategy, obstacles, and anticipated timeline.

Issuer Action:

Video recording and editing services is now a limited part of the Issuer’s business and Issuer has eliminated reference to such services.

Skreem Boot Camp of Audio Recording, page 13

10.

“We note your response to prior comment 18 and reissue.  Please revise the description of your business to describe the company accurately at the time of effectiveness.  In this regard, we note your disclosure …”

Issuer Action:

The Issuer has eliminated all references to the Boot Camp.

Licensing, page 12

11.

“We note your disclosure that from time to time the company enters into licensing agreements with music production and distribution companies.  Please furnish any material agreements as exhibits to your next amendment.  Refer to Item 601(b)(10) of Regulation S-K.“

Issuer Action:

According to the Issuer, the current licensing agreement with NRJ, Co., a French corporation, is not material, as this type of contract ordinarily accompanies the kind of business conducted by the Issuer.

Our Trading Symbol, page 15

12.

“We note your response to prior comment 23 and reissue.  Please delete the reference to “options granted” in the second sentence under this heading.”

Issuer Action:

The Issuer has deleted “options granted”.

Management’s Discussion and Analysis or Plan of Operation, page 15

13.

“Please revise the paragraph under the heading Forward-Looking Information so that it is limited to information relating to forward-looking statements.”

Issuer Action:

The Issuer has revised this portion accordingly.

14.

“We note your response to prior comment 24 and reissue in part.  Please revise to discuss the financing necessary to carry out each specific step of your business plan, the funding sources for each step, your strategy for obtaining financing and the approximate amount of funds you will need to raise. For example, you should provide information regarding the financing and funding of Skreem Boot Camp of audio Recording, your video recording and editing service and your worldwide video teleconferencing services separately.”

Issuer Action:

The Issuer has revised its Plan of Operation to include the financing necessary to carry out each specific step of its business plan.  It has also removed all references to the Boot Camp.

15.

“We note your disclosure in the sixth sentence that the first Boot Camp session will begin six to nine months after the opinion of the Studio.  Please advise us whether the Studio is currently open.  If not, revise your disclosure throughout your filing to indicate that this aspect of your business plan is forward-looking and not yet operation.”

Issuer Action:

The Issuer has noted that the Studio is not currently operating and has disclosed such under the Risk Factors.

Management’s Discussion and Analysis or Plan of Operation, page 15

16.

“We note your disclosure in the sixth sentence that the first Boot Camp session will begin six to nine months after the opinion of the Studio.  Please advise us whether the Studio is currently open.  If not, revise your disclosure throughout your filing to indicate that this aspect of your business plan is forward-looking and not yet operation.”

Issuer Action:

The Issuer has noted that the Studio is not currently operating and has made disclosures under the Risk Factors

Debt Financings and Related Party Notes, page 16

17.

“We note your response to prior comment 25 and reissue.  Please define the following terms the first time they are used.  ‘Related Party notes’ (page 16), ‘SRC’ (note 6 on page F-10) and ‘Related Party Debt’ (Note 8 on Page F-10).”

Issuer Action:

The Issuer has defined these terms as noted.

18.

“We note your response to prior comment 26; however, please revise the third sentence under this heading to clarify whether the debt incurred for the acquisition of equipment and company operations was incurred by the company or by the company’s parent.”

Issuer Action:

The Issuer has revised this section and specifies that the debt for the acquisition of the Company’s equipment and operations were incurred by the Company, i.e. – “The debt relieved related to the Company as $205,500, incurred by the Company’s acquisition of equipment and operations such as rent, utilities and similar expenses.”

19.

“We note your response to prior comment 27; however, please revise the forth paragraph under this heading to disclose that there is no formal agreement between the company and Mr. Jeffery Martin regarding any future debt financing or the payment of related interest expense.”

Issuer Action:

The Issuer has so noted that Mr. Jeffery Martin has no future debt financing plans, the last sentence in the first paragraph under this section.

20.

“We note your response to prior comment 28 and reissue.  Please advise us whether the sublease rental income and utility reimbursement income which you discuss in the fifth paragraph under this heading is material.  If so, revise to provide more detail and clarity, including the name of the parties involved, the amount of income received and a brief description of the net profit sharing agreement.”

Issuer Action:

The Issuer has moved the information of the sublease to “Results of Operations: Revenues for the Three-Month Ended June 30, 2009”.  The Issuer has also removed all net profit sharing arrangement.

21.

“We note your response to prior comment 29; however, please explain to us how you have revenues from operations of $7,200 per month to pay monthly expenses despite the fact that you disclose in your Statement of Operations Data table on page 14 that you have only generated total revenues of $5,633 from the period of inception through March 31, 2009.  Alternatively, revise your disclosure.”

Issuer Action:

The Issuer has revised the disclosure for consistency, i.e. it has removed indication that it has revenues of $7,200 per month.

Management, page 17

22.

“We note your response to prior comment 30 and reissue in part.  Please reconcile the disclosure that appears directly below Mr. Camorata’s name that Mr. Camorata has been employed from 1999 to present as President/Producer for Skreem Entertainment with your disclosure in the second paragraph that Mr. Camorata was employed from 2000 to November 2007 as President of Skreem Entertainment Corp.”

Issuer Action:

The Issuer has revised to reconcile the dates employed.

23.

“We note your response to prior comment 32 and reissue in part.  Please provide the approximate start and finish dates of Mr. Martin’s membership in the music group ‘3rd Wish’.”

Issuer Action:

The Issuer has revised accordingly.

24.

“We note your response to prior comment 33; however, please clarify your disclosure regarding Ms. Aalders ‘ employment at Martin Consultants, Inc.   For example, we note your disclosure in the third paragraph relating to Ms. Aalders’ biographical information that Ms. Aalders was employed by Martin consultants, Inc. as Secretary and Treasurer from 1994 to 1999, and your disclosure in the forth paragraph that she has been employed by Martin Consultants from 1996 to present.  Please revise for clarity.”

Issuer Action:

The Issuer has revised for clarity.

Certain Relationships and Related Transactions, page 18

25.

“We note your response to prior comment 34; however, please provide the information required by Item 404 of Regulation S-K regarding Mr. Jeff Martin’s payment of the debt financing and related interest expense represented by the related party notes under this heading in your filing.”

Issuer Action:

The Issuer has revised this section to disclose the information required under Item 404 of Regulation S-K.

26.

“We note your disclosure in the sixth paragraph on page 16 that the company receives sublease rental income and utility reimbursement income from an entity that is controlled by an individual who is party to the net profit sharing agreement regarding studio operations.  Please revise this section to disclose the information required by Item 404 of Regulation S-K regarding this transaction or advise.”

Issuer Action:

The Issuer no longer receives sublease rental income, as it now leases a new studio facility.  The Issuer no longer has a net profit sharing arrangement.

Part II, page II-1

Power of Attorney, Page II-6

27.

“We note your disclosure in the Management table on page 17 that Charles Camorata is the President, Chief Executive Officer and Director of the Company and that Karen Aalders is the Secretary, Treasurer, Principal Accounting and Financial Officer and Director of the company.  Please revise this section to disclosure the information required by Item 404 of Regulation S-K regarding this transaction or advise.”

Issuer Action:

The Issuer has revised the executive compensation language to comply with Item 404 of Regulation S-K and has also fixed the titles of the officers to avoid confusion.

Exhibit 5.1

28.

“Please revise the opinion so that it states the correct number of shares being issued pursuant to the Registration Statement on Form S-1.  The opinion currently relates to 4,050,870, while the registration statement relates to 4,051,870.”

Issuer Action:

The opinion has been changed to reflect the correct number of shares.

29.

“Please provide an opinion that the shares will be duly authorized.”

Issuer Action:

The opinion has been change to denote that the Company has shown that it has duly authorized the shares for this Form.

This letter responds to all comments contained in your letter of July 9, 2009.  We are requesting that your office expedite the review of this amendment as much as possible.

If you have any questions, please do not hesitate to call me at 206-774-3697 Pacific Standard Time.

Thanks!

High regards,

Matthew Cody Maza Attorney-at-Law

cc:

Skreem Studios, Inc.